SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 5, 2003

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. PBT announces strong demand for options

Prana Announces Strong Demand for Options

Melbourne, Australia – March 3, 2003 – Prana Biotechnology Limited (NASDAQ: PRAN; ASX: PBT), the Australian biotechnology company, today announced that 6,088,636 of the 7,173,310 listed options (approximately 85%) expiring on March 1, 2003 were taken up by existing option holders. The remaining balance of 1,084,674 options will be fully subscribed by sub-underwriters provided by the company. As a consequence ABN Amro Morgans will not be participating in the underwriting.

Geoffrey Kempler, Executive Chairman of Prana, said, “We are encouraged by the high level of participation from existing option holders. The proceeds of approximately $3.6 million will be used for working capital as we move our MPAC platform technology toward commercialization in 2003.”

About Prana Biotechnology Limited
Based in Australia, incorporated in 1997 and listed on the Australian Stock Exchange in March 2000, Prana Biotechnology (Nasdaq: PRAN; ASX: PBT) was established to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders. Its mission is to develop diagnostic and therapeutic drugs to treat the central disease pathways that cause degeneration of the brain as the aging process progresses. Prana’s technology has emerged from its researchers at prominent international institutions such as Massachusetts General Hospital at Harvard Medical School and the University of Melbourne. For further information, please visit our web site at www.pranabio.com.

For more information contact: Company Geoffrey Kempler, Prana +61 (3) 9690 7892 gkempler@pranabio.com	Media Ivette Almeida 212-983-1702 ext. 209 ivette.almeida@annemcbride.com	Investor Can Önen 212-983-1702 ext. 212 conen@annemcbride.com

This press release contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company’s actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations or future events.

NEITHER THE AUSTRALIAN STOCK EXCHANGE NOR ANY OTHER REGULATORY BODIES HAVE REVIEWED THIS NEWS RELEASE AND THEY NEITHER APPROVE NOR DISAPPROVE OF THE CONTENTS OF THIS NEWS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: March 5, 2003